Approval of LG Card acquisition agreement

Following approval at the BOD meeting, held on December 18, 2006, Shinhan Financial Group (“SFG”) decided to conclude an acquisition contract for the acquisition of LG Card with Korea Development Bank, the presiding bank of the Creditor Financial Institutions of LG Card Co., Ltd. According to the contract, SFG will purchase 98,517,316 shares (78.58%) of LG Card at 67,770 won per share, at an aggregate price of KRW 6,676,519million through tender offer. In addition, Shinhan Bank, our 100% owned subsidiary, currently holds 8,960,005 shares, or 7.15% of total LG Card shares. After the purchase, SFG will own a total of 107,477,321 shares, or 85.73% of LG Card shares. The contract is scheduled to be agreed on December 20, 2006 and the subscription for tender-offer is expected to take place around mid-February or March 2007 (the specific date will be announced at a later date upon confirmation).